

February 3, 2014

Via E-mail
Charles Liang
President, Chief Executive Officer and Chairman of the Board
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, CA 95131

   Re: **Super Micro Computer, Inc.**
     Form 10-K for the fiscal year ended June 30, 2013
     Filed September 11, 2013
     Form 10-Q for the quarterly period ended September 30, 2013
     Filed November 7, 2013
     File No. 001-33383

Dear Mr. Liang:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 10. Directors, Executive Officers, and Corporate Governance

Meetings and Committees of the Board

Board Leadership Structure, page 78

1. We note that your Chairman, Mr. Liang, also serves as your chief executive officer. Please tell us, and disclose in future filings as applicable, whether you have a lead independent director and, if so, what specific role the lead independent director plays in the leadership of the board. Refer to Item 407(h) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Transactions with Ablecom Technology, Inc., page 92

2.   We note that although you have filed as an exhibit your Product Manufacturing Agreement with Ablecom Technology, you have not filed your distribution agreement with that company. Please provide your analysis as to why filing of the distribution agreement is not required or file the agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 4. Controls and Procedures

Evaluation of Effectiveness of Disclosure Controls and Procedures, page 29

3.   Please tell us whether you concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is also *accumulated* for your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief